CHINA YUCHAI INTERNATIONAL TO ANNOUNCE
UNAUDITED THIRD QUARTER 2015 FINANCIAL RESULTS ON
NOVEMBER 10

- Earnings Call to Begin at 8:00 A.M. EST -

Singapore, Singapore October 27, 2015 China Yuchai International Limited (NYSE: CYD) (China Yuchai or the Company), announced today that it will be releasing its unaudited third quarter 2015 financial results on Tuesday, November 10, 2015 before the market opens for trading. A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 10, 2015. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Kok Ho Leong respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 59701094, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Companys website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (GYMCL), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:
Kevin Theiss
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com